UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Blue Capital Reinsurance Holdings Ltd.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G1190F107

(CUSIP Number)

Michael S. Paquette

c/o Montpelier Re Holdings Ltd., Montpelier Reinsurance Ltd.

94 Pitts Bay Road

Pembroke HM 08, Bermuda

(441) 296-5550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class  securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Reinsurance Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0417516

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,775,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%*

14.	Type of Reporting Person (See Instructions) IC

*  Based on 8,750,000 Common Shares (as defined below) issued and outstanding of the Issuer (as defined below), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2014.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Re Holdings Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0428969

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 275,950

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 275,950

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,775,950

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%*

14.	Type of Reporting Person (See Instructions) HC

*  Based on 8,750,000 Common Shares (as defined below) issued and outstanding of the Issuer (as defined below), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC (as defined below) on May 5, 2014.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed by Montpelier Reinsurance Ltd., a Bermuda exempted company (“Montpelier Re”), and by Montpelier Re Holdings Ltd., a Bermuda exempted company (“Montpelier Re Holdings” and, together with Montpelier Re, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2013, as amended (the “Original 13D”), with respect to the Common Shares, par value $1.00 per share (the “Common Shares”), of Blue Capital Reinsurance Holdings Ltd., a Bermuda company (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following at the end of Item 3:

Transaction Date	Effecting Person(s)	Common Shares Acquired	Price Per Share	Aggregate Purchase Price	Description of Transaction	Source of Funds
07/10/14	Montpelier Re Holdings	17,503	$19.7364	$345,446.21	Open Market	Available Funds
07/11/14	Montpelier Re Holdings	17,800	$19.5701	$348,347.78	Open Market	Available Funds
07/14/14	Montpelier Re Holdings	12,400	$19.7073	$244,370.52	Open Market	Available Funds
07/15/14	Montpelier Re Holdings	22,000	$19.9290	$438,438.00	Open Market	Available Funds
07/16/14	Montpelier Re Holdings	22,000	$19.9016	$437,835.20	Open Market	Available Funds

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original 13D are hereby deleted in their entirety and replaced with the following:

(a) See items 11 and 13 on the Cover Pages to this Schedule 13D.  Percentages are based on 8,750,000 Common Shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2014.

(b) Number of Shares as to which each Reporting Person has:

(i)  Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment.

(iv) Shared power to dispose or to direct the vote: See item 10 on the Cover Pages to this Amendment.

(c)  Except as disclosed in Item 3 of this Amendment, there have been no transactions in the Common Shares effected during the past 60 days by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2014

MONTPELIER REINSURANCE LTD.

	By:	/s/ Christopher L. Harris
	Name:	Christopher L. Harris
	Title:	Chief Executive Officer

MONTPELIER RE HOLDINGS LTD.

	By:	/s/ Michael S. Paquette
	Name:	Michael S. Paquette
	Title:	EVP and CFO